SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

(RULE 14d-101)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RARE Hospitality International, Inc.

(Name of Subject Company)

RARE Hospitality International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

753820109

(CUSIP Number of Class of Securities)

W. Douglas Benn

Chief Financial Officer

8215 Roswell Road, Bldg. 600

Atlanta, Georgia 30350

Telephone: (770) 399-9595

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Cathy D. Hampton Vice President, General Counsel and Corporate Secretary RARE Hospitality International, Inc. 8215 Roswell Road, Building 600 Atlanta, Georgia 30350 Telephone: (770) 551-5469	William H. Avery Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 Telephone : (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2007 and amended on September 12, 2007, by RARE Hospitality International, Inc., a Georgia corporation (the “Company”), relating to the tender offer by Surf & Turf Merger Corp., a Georgia corporation and wholly-owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Darden Restaurants”), disclosed in a Tender Offer Statement on Schedule TO dated August 31, 2007 and filed with the SEC, to acquire each issued and outstanding share of common stock, no par value, of the Company (the “Shares”) in exchange for $38.15 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following new paragraph immediately after the last paragraph of the section captioned “Antitrust”:

“On September 13, 2007, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer and the Merger. The early termination of the waiting period under the HSR Act satisfies the condition to the Offer that the waiting period under the HSR Act applicable to the Offer and the Merger has expired or has been terminated.”

Item 9. Material to be Filed as Exhibits

The following exhibits are filed with this Amendment:

Exhibit No.	Description

(a)(6)	Joint Press Release issued by the Company and Darden Restaurants, dated September 14, 2007, announcing the early termination of the waiting period under the HSR Act applicable to the Offer and the Merger.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

RARE HOSPITALITY INTERNATIONAL, INC.

By:	/s/ W. Douglas Benn
(Chief Financial Officer)